Exhibit 12.1

SPACEHAB, INC.

Consolidated Financial Information

Ratio of Earnings to Fixed Charges

(In thousands, except ratio)

	Twelve Months Ended June 30,
	2000	2001	2002	2003	2004	2005
Earnings, as defined:
Income (loss) before income taxes	$(5,606)	$(13,671)	$(4,417)	$(82,632)	$2,581	$5,103
Fixed charges, as below	5,001	6,394	8,280	8,537	9,596	6,307
Amortization of capitalized interest	3,673	2,734	1,293	—	—	—
Interest capitalized	3,700	2,700	1,300	—	—	—

Total earnings as defined	$(632)	$(7,243)	$3,856	$(74,095)	$12,177	$11,410

Fixed charges, as defined:
Interest expensed and capitalized	$3,773	$4,804	$6,683	$7,243	$8,237	$5,716
Amortization of debt placement costs	528	623	730	461	726	360
One third of rent expense	700	967	867	833	633	231

Total fixed charges, as defined	$5,001	$6,394	$8,280	$8,537	$9,596	$6,307

Ratio of earnings to fixed charges	—	—	—	—	1.27	1.81	x

(1)	For the years ended June 30, 2000, 2001, 2002, and 2003, earnings were insufficient to cover fixed charges by $5,633, $13,637, $4,424, and $82,632, respectively. Accordingly, such rations have not been presented.
(2)	The interest factor represents one-third of lease expense, which management believes is representative of the interest component of lease expense.